FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 18, 2011

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries, joint ventures and associates (“Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as at March 31, 2011 and for the three month period ended.

Millicom is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. As at March 31, 2011, Millicom had operations in 15 emerging markets in Central America, South America, and Africa. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

On April 19, 2011 Millicom announced that it intends to consolidate the listing of its shares onto one single exchange, NASDAQ OMX Stockholm. The Company will maintain the current listing of its shares as Swedish Depository Receipts (“SDRs”) on NASDAQ OMX Stockholm, which will become Millicom’s primary listing. Millicom, therefore, intends to voluntarily delist its ordinary shares from NASDAQ in the United States.

Millicom has notified NASDAQ of its intention to delist and currently anticipates that it will file a Form 25 relating to the delisting of its ordinary shares with the U.S. Securities and Exchange Commission on or around May 20, 2011. As a result, Millicom expects that the last day of trading of its ordinary shares on NASDAQ in the U.S. will be no earlier than May 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:	/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: May 18, 2011

Interim condensed consolidated income statements	Millicom International
for the three months ended March 31, 2011 and 2010	Cellular S.A.

	Notes	Three months ended March 31, 2011	Three months ended March 31, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	1,081,418	905,031
Cost of sales		(364,769)	(317,304)
Gross profit		716,649	587,727
Sales and marketing		(194,360)	(167,237)
General and administrative expenses		(193,582)	(165,210)
Other operating expenses		(18,077)	(17,173)
Operating profit	7	310,630	238,107
Interest expense		(49,059)	(43,154)
Interest income		4,422	2,308
Other non operating income, net	8	15,421	4,877
Profit before taxes from continuing operations		281,414	202,138
Charge for taxes	9	(81,982)	(60,171)
Profit for the period from continuing operations		199,432	141,967
Profit for the period from discontinued operations, net of tax	5	39,465	3,100
Net profit for the period		238,897	145,067

Attributable to:
Owners of the Company		230,137	155,534
Non-controlling interests		8,760	(10,467)

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	10	2.17	1.43

Diluted (US$)	10	2.17	1.43

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended March 31, 2011 and 2010	Cellular S.A.

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	238,897	145,067
Other comprehensive income:
Exchange differences on translating foreign operations	29,187	(10,954)
Cash flow hedge reserve movement	645	(392)
Total comprehensive income for the period	268,729	133,721

Attributable to:
Owners of the Company	262,552	145,263
Non-controlling interests	6,177	(11,542)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at March 31, 2011 and December 31, 2010	Cellular S.A.

	Notes	March 31, 2011	December 31, 2010
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	11	2,232,176	2,282,845
Property, plant and equipment, net	12	2,793,937	2,767,667
Investments in associates	13	19,190	18,120
Pledged deposits		52,616	49,963
Deferred taxation		27,164	23,959
Other non-current assets		30,085	17,754
TOTAL NON-CURRENT ASSETS		5,155,168	5,160,308

CURRENT ASSETS
Inventories		56,173	62,132
Trade receivables, net		249,837	253,258
Amounts due from joint venture partners		129,298	99,497
Prepayments and accrued income		133,989	89,477
Current income tax assets	9	2,233	10,748
Supplier advances for capital expenditures		37,508	36,189
Other current assets		87,977	72,205
Time deposit		1,069	3,106
Cash and cash equivalents		1,220,654	1,023,487
TOTAL CURRENT ASSETS		1,918,738	1,650,099
Assets held for sale	5	110,681	184,710
TOTAL ASSETS		7,184,587	6,995,117

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at March 31, 2011 and December 31, 2010	Cellular S.A.

	Notes	March 31, 2011	December 31, 2010
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		685,704	681,559
Treasury shares		(300,000)	(300,000)
Other reserves		(21,809)	(54,685)
Retained profits		2,788,794	1,134,354
Net profit for the period/year attributable to owners of the Company		230,137	1,652,233
		3,382,826	3,113,461
Non-controlling interests		53,918	45,550
TOTAL EQUITY		3,436,744	3,159,011

LIABILITIES
Non-current liabilities
Debt and other financing	15	1,750,622	1,796,572
Derivative financial instruments		19,581	18,250
Provisions and other non-current liabilities		188,758	79,767
Deferred taxation		84,394	195,919
Total non-current liabilities		2,043,355	2,090,508

Current liabilities
Debt and other financing	15	587,718	555,464
Payables and accruals for the purchase of property, plant and equipment		219,926	278,063
Other trade payables		186,969	202,707
Amounts due to joint ventures partners		127,323	97,919
Accrued interest and other expenses		220,188	228,360
Current income tax liabilities		108,657	79,861
Provisions and other current liabilities		240,973	242,457
Total current liabilities		1,691,754	1,684,831
Liabilities directly associated with assets held for sale	5	12,734	60,767
TOTAL LIABILITIES		3,747,843	3,836,106
TOTAL EQUITY AND LIABILITIES		7,184,587	6,995,117

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the three months ended March 31, 2011 and 2010	Cellular S.A.

	Notes	Three months ended March 31, 2011	Three months ended March 31, 2010
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		281,414	202,138
Adjustments:
Interest expense		49,059	43,154
Interest income		(4,422)	(2,308)
Other non-operating income, net		(15,421)	(4,877)
Adjustments for non-cash items:
Depreciation and amortization		177,731	166,002
(Gain) loss on disposal and impairment of property, plant and equipment		(903)	2,549
Share-based compensation		3,501	3,038
Other non-cash items		(46)	—

Increase in trade receivables, prepayments and other current assets		(72,287)	(93,554)
Decrease (increase) in inventories		7,533	(2,982)
(Decrease) increase in trade and other payables		(2,172)	48,181
Changes to working capital		(66,926)	(48,355)
Interest paid		(44,033)	(22,354)
Interest received		4,543	2,241
Taxes paid		(56,034)	(37,708)
Net cash provided by operating activities		328,463	303,520
Cash flows from investing activities:
Purchase of intangible assets and license renewals		(5,077)	(2,222)
Purchase of property, plant and equipment	12	(137,693)	(102,612)
Proceeds from the sale of property, plant and equipment		5,519	—
Cash used by other investing activities		(5,121)	(12,317)
Net cash used by investing activities		(142,372)	(117,151)
Cash flows from financing activities:
Proceeds from issuance of shares		1,105	907
Proceeds from issuance of debt and other financing		133,914	54,339
Repayment of debt and financing		(179,522)	(91,052)
Payment of dividends		—	(134,747)
Net cash used by financing activities		(44,503)	(170,553)
Cash provided from discontinued operations		53,102	—
Exchange gains on cash and cash equivalents		2,477	4,454
Net increase in cash and cash equivalents		197,167	20,270
Cash and cash equivalents at the beginning of the year		1,023,487	1,511,162
Cash and cash equivalents at the end of the period		1,220,654	1,531,432

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended March 31, 2011, December 31, 2010 and March 31, 2010	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as at December 31, 2009	108,648	—	162,971	497,576	—	1,788,186	(64,930)	2,383,803	(73,673)	2,310,130
Profit for the period	—	—	—	—	—	155,534	—	155,534	(10,467)	145,067
Cash flow hedge reserve movement	—	—	—	—	—	—	(392)	(392)	—	(392)
Currency translation differences	—	—	—	—	—	—	(9,879)	(9,879)	(1,075)	(10,954)
Total comprehensive income for the period	—	—	—	—	—	155,534	(10,271)	145,263	(11,542)	133,721
Shares issued via the exercise of stock options	35	—	53	954	—	—	(100)	907	—	907
Share based compensation	—	—	—	—	—	—	3,038	3,038	—	3,038
Issuance of shares under the LTIPs	36	—	53	1,849	—	—	(1,902)	—	—	—
Balance as at March 31, 2010 (unaudited)	108,719	—	163,077	500,379	—	1,943,720	(74,165)	2,533,011	(85,215)	2,447,796
Profit for the period	—	—	—	—	—	1,496,699	—	1,496,699	13,158	1,509,857
Cash flow hedge reserve movement	—	—	—	—	—	—	(1,308)	(1,308)	—	(1,308)
Currency translation differences	—	—	—	—	—	—	8,789	8,789	(3,620)	5,169
Total comprehensive income for the period	—	—	—	—	—	1,496,699	7,481	1,504,180	9,538	1,513,718
Transfer to legal reserve	—	—	—	—	—	(53)	53	—	—	—
Dividends paid to shareholders	—	—	—	—	—	(653,779)	—	(653,779)	—	(653,779)
Purchase of treasury shares	—	(3,254)	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Shares issued via the exercise of stock options	110	—	165	2,920	—	—	(716)	2,369	—	2,369
Share based compensation	—	—	—	—	—	—	27,248	27,248	—	27,248
Directors’ shares	5	—	8	424	—	—	—	432	—	432
Issuance of shares under the LTIPs	219	—	328	14,258	—	—	(14,586)	—	—	—
Change in scope of consolidation	—	—	—	—	—	—	—	—	130,843	130,843
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(9,616)	(9,616)
Balance as at December 31, 2010	109,053	(3,254)	163,578	517,981	(300,000)	2,786,587	(54,685)	3,113,461	45,550	3,159,011
Profit for the period	—	—	—	—	—	230,137	—	230,137	8,760	238,897
Cash flow hedge reserve movement	—	—	—	—	—	—	645	645	—	645
Currency translation differences	—	—	—	—	—	—	31,770	31,770	(2,583)	29,187
Total comprehensive income for the period	—	—	—	—	—	230,137	32,415	262,552	6,177	268,729
Shares issued via the exercise of stock options	35	—	53	1,067	—	—	(15)	1,105	—	1,105
Share based compensation		—	—	—	—	—	3,501	3,501	—	3,501
Issuance of shares under the LTIPs	47	—	70	2,955	—	—	(3,025)	—	—	—
Sale of Amnet Honduras to non-controlling interests	—	—	—	—	—	2,207	—	2,207	11,974	14,181
Disposal of Laos	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(3,290)	(3,290)
Balance as at March 31, 2011 (unaudited)	109,135	(3,254)	163,701	522,003	(300,000)	3,018,931	(21,809)	3,382,826	53,918	3,436,744

(i)                                  Includes profit for the period attributable to owners of the Company. As at March 31, 2011, $73 million (December 31, 2010: $60 million) of Millicom’s retained profits are undistributable to owners of the Company.

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2011	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in emerging markets. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As at March 31, 2011, Millicom had operations in 15 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa.

The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC (see note 18, Subsequent Events) and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns apart from a slight increase in revenues over the festive season in December. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2010 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2010, as disclosed in Note 2 of those financial statements.

The following amendments to standards and interpretations were mandatory for the Group for the first time for the financial year beginning January 1, 2011, but are not currently relevant, not applicable or have no significant impact on Millicom.

•                  IFRIC 19, ‘Extinguishing Financial Liabilities with Equity Instruments’ is effective from July 1, 2010. IFRIC 19 addresses accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all, or part of the financial liability.

•                  ‘Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary payments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011.

•                  As part of its annual improvement project published in May 2010, the IASB slightly amended various standards. The improvements focused on areas of inconsistencies in IFRSs or where clarification of wording was required. The effective dates of these amendments vary depending on the standard concerned. The Group does not expect any significant impact of these amendments on its consolidated financial statements.

•                  IAS 24 Related Party Disclosures, amendment to definition of related parties effective for annual periods beginning on or after January 1, 2011 has not had any significant impact on Millicom.

•                  IAS 32 Financial Instruments Presentation, amendments relating to classification of rights issues, effective for annual periods beginning on or after February 1, 2010 is not relevant for Millicom.

In May 2011, the IASB has issued a group of five new standards that address the scope of the reporting entity including IFRS 10, ‘Consolidated financial statements’ (which replaces all of the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation - special purpose entities’), IFRS 11 ‘Joint Arrangements’; IFRS 12, ‘Disclosure of interests in other entities’; and consequential amendments to IAS 28, ‘Investments in associates’.  IAS 27 has also be renamed ‘Separate financial statements’; it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. In addition to these 5 new standards, the IASB issued IFRS 13, ‘Fair value measurement’. Management is currently evaluating the impact of those standards on the Group consolidated financial statements.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2011

Millicom did not acquire any subsidiaries, joint ventures or minority interests during the three months ended March 31, 2011. As at March 31, 2011, the agreement entered into on August 20, 2010 to increase Millicom’s ownership in Navega El Salvador from 55% to 100% remains subject to regulatory approval.

2010

Millicom did not acquire any subsidiaries, joint ventures or minority interests during the three months ended March 31, 2010.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

2011

During the three months ended March 31, 2011, Millicom completed the sale of its operation in Laos and reduced its ownership in Amnet Honduras from 100% to 66.7%.

Sale of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 9, 2011 Millicom completed the transaction and received proceeds (net of transaction costs and taxes) from the sale of $53 million, realizing a gain on sale of $37 million. From that date the Laos operation is no longer included in the consolidated financial statements of the Group.

Sale of 33.3% of Amnet Honduras

As part of the regional shareholding alignment agreement with its local partner in Honduras, on March 21, 2011, Millicom reduced its shareholding in Amnet Honduras from 100% to 66.7%, for proceeds of $16.5 million, realizing a gain on sale of $2.2 million, which is recorded in equity as gain on sale to non-controlling interests. Of the proceeds $1 million was received in March 2011, while $4 million will be received each year in March 2012 to March 2014 and the remaining $3.5 million in March 2015

2010

There were no disposals of subsidiaries and joint ventures during the three months ended March 31, 2010.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

In May 2009, Millicom decided to dispose of its operations in Cambodia, Laos and Sri Lanka (the whole Asian operating segment). As a result, in accordance with IFRS 5, these operations have been classified as discontinued operations for the three months ended March 31, 2010. The operations in Cambodia and Sri Lanka were disposed during Q4 2009 and the operation in Laos disposed of in Q1 2011.

The results of discontinued operations for the three months ended March 31, 2011 and 2010 are presented below:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	6,134	7,990
Operating expenses	(3,378)	(4,537)
Operating profit	2,756	3,453
Non-operating income (expenses), net	509	(94)
Profit before tax	3,265	3,359
Taxes	(305)	(259)
Gain on disposal, net	36,505	—
Profit for the period attributable to equity holders	39,465	3,100

Assets held for sale

In January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Ghana will sell those tower assets to Helios for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and will lease back a dedicated portion of each tower to locate its network equipment. Approximately 80% of the towers under this agreement have been sold in 2010 and a further 7% to March 31, 2011. The remaining towers are expected to be transferred in 2011. The carrying value of the portion of the remaining towers that will not be leased back has been classified as assets held for sale as at March 31, 2011 and amounted to $4 million (December 31, 2010: $6 million). The net gain realized by Millicom in the three month period to March 31, 2011 was not significant.

In December 2010, Millicom’s operations in Tanzania and DRC signed sale and lease-back agreements with Helios Towers Tanzania and Helios Towers DRC respectively, for most of their tower assets. The carrying value of the portion of the towers that will not be leased back and any related liabilities have been classified respectively as assets held for sale and liabilities directly associated with assets held for sale. To March 31, 2011, none of the towers under the agreements were transferred. The towers are expected to be transferred in 2011 and 2012. The net amount reclassified amounted to $46 million in respect of Tanzania and $50 million in respect of DRC as at March 31, 2011 and December 31, 2010.

The remaining assets and directly associated liabilities (asset retirement obligations) that are part of these sales but are not leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as their sale is highly probable to be completed. The part of the towers which are leased back are capitalized and classified under the caption “Property, plant & equipment, net” in the statement of financial position as at March 31, 2011.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures. For the three months ended March 31, 2011, these amounts exclude Telefonica Celular S.A. de C.V. in Honduras which was fully consolidated from July 1, 2010 and include Amnet Guatemala which is proportionately consolidated from August 20, 2010 (see note 3):

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	160,989	240,529
Operating expenses	(81,249)	(125,972)
Operating profit	79,740	114,557

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and a geographic perspective. The Group operates in the business of communication, information, entertainment and related solutions, and provides these services through mobile telephony and cable (including broadband, television and fixed telephony). The Group’s risks and rates of return for its operations are affected predominantly by the fact that it operates in different geographical regions. The businesses are organized and managed according to the selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has businesses in three regions: Central America, South America and Africa. Millicom’s operations in Asia have been classified as discontinued operations.

Product and service offerings have converged to business categories to be more customer-centric, and less focused on the medium in which the product and service offerings are provided (i.e. through mobile devices vs. cables). Accordingly, management and operation of the Central America cable business has been in a phase of integration with our mobile operations. As a result of these changes, execution of global strategies and reporting to the Chief Operating Decision-Maker (“CODM”) are no longer separated between mobile operations and cable operations. Comparative segment information for Central America has been restated to include the Cable business, which was previously reported as a separate segment.

The following tables present revenues, operating profit (loss) and other segment information for the three months ended March 31, 2011 and 2010:

Three months ended March 31, 2011	Central America(ii)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	454,878	387,340	239,200	—	1,081,418	6,134	—	1,087,552
Operating profit (loss)	172,919	109,896	49,818	(22,003)	310,630	2,756	—	313,386
Add back:
Depreciation and amortization	72,784	54,420	50,322	205	177,731	1,539	—	179,270
Loss (gain) on disposal and impairment of property, plant and equipment	330	999	(2,232)	—	(903)	—	—	(903)
Corporate costs	—	—	—	21,798	21,798	—	—	21,798
Adjusted operating profit (loss)	246,033	165,315	97,908	—	509,256	4,295	—	513,551
Less additions to:
Property, plant and equipment	(26,090)	(27,252)	(30,089)	(239)	(83,670)	(20)	—	(83,690)
Intangible assets	—	(1,034)	(338)	(96)	(1,468)	—	—	(1,468)
Capital expenditure	(26,090)	(28,286)	(30,427)	(335)	(85,138)	(20)	—	(85,158)
Taxes paid	(30,442)	(12,340)	(2,580)	(10,672)	(56,034)
Changes in working capital	(100,443)	34,389	17,093	(17,965)	(66,926)
Other movements	(13,704)	(25,839)	(13,322)	752	(52,113)
Operating free cash flow (i)	75,354	133,239	68,672	(28,220)	249,045
Total Assets	3,645,318	1,450,647	1,598,389	999,241	7,693,595	—	(509,008)	7,184,587
Total Liabilities	1,511,627	1,323,317	1,635,367	808,351	5,278,662	—	(1,530,819)	3,747,843

Three months ended March 31, 2010	Central America(ii)	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	375,663	312,303	217,065	—	905,031	7,990	—	913,021
Operating profit (loss)	154,633	72,869	28,672	(18,067)	238,107	3,453	—	241,560
Add back:
Depreciation and amortization	53,161	59,031	53,573	237	166,002	—	—	166,002
Loss on disposal and impairment of property, plant and equipment	383	419	1,090	657	2,549	15	—	2,564
Corporate costs	—	—	—	17,173	17,173	—	—	17,173
Adjusted operating profit	208,177	132,319	83,335	—	423,831	3,468	—	427,299
Less additions to:
Property, plant and equipment	(32,147)	(16,950)	(42,511)	—	(91,608)	(845)	—	(92,453)
Intangible assets	(436)	(5,478)	(825)	(164)	(6,903)	—	—	(6,903)
Capital expenditure	(32,583)	(22,428)	(43,336)	(164)	(98,511)	(845)	—	(99,356)
Taxes paid	(22,875)	(7,333)	(1,891)	(5,609)	(37,708)
Changes in working capital	(3,930)	(27,259)	(16,369)	(797)	(48,355)
Other movements	734	(971)	(4,621)	(66)	(4,924)
Operating free cash flow (i)	149,523	74,328	17,118	(6,636)	234,333
Total Assets	2,239,549	1,344,843	1,554,216	1,171,174	6,309,782	56,026	(293,790)	6,072,018
Total Liabilities	1,296,002	1,255,440	1,580,203	587,526	4,719,171	41,466	(1,136,415)	3,624,222

(i)                                  Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

(ii)                              From Q1 2011, the Cable business has been included in the Central America segment. Comparative figures have been reclassified accordingly.

Revenues from continuing operations for the three months ended March 31, 2011 and 2010 analyzed by country is as follows:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	174,744	136,524
Honduras	165,363	107,965
Guatemala	162,371	146,117
Paraguay	131,778	106,910
Other	447,162	407,515
Total	1,081,418	905,031

Intangible assets and property, plant and equipment as at March 31, 2011 and December 31, 2010 analyzed by country are as follows:

	As at March 31, 2011	As at December 31, 2010
	(Unaudited) US$ ‘000	US$ ‘000
Colombia	599,929	604,723
Honduras	1,734,312	1,762,865
Guatemala	376,815	373,452
Paraguay	248,149	223,839
Other	2,066,908	2,085,633
Total	5,026,113	5,050,512

8.  OTHER NON OPERATING INCOME, NET

The Group’s other non operating income, net comprised the following:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gains, net	16,743	11,217
Loss from associates	(557)	(97)
Change in fair value of derivatives	(765)	(6,243)
Total	15,421	4,877

Exchange gains, net in the three months ended March 31, 2011 were mainly derived from the revaluation of local debt denominated in US$ into local currency. Millicom attempts to obtain local debt in local currency whenever possible and available to reduce volatility created by foreign exchange movements, but medium term financing in operating countries is either not always available or is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of financial instruments contracted in Colombia, where the local currency continued to strengthen against the US$ (see note 17).

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2011 and 2010. The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses, withholding taxes on transfers between operating and non-operating entities and non-taxable gains arising on revaluations of previously held interests.

10.  EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	191,437	153,237
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	38,700	2,297
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	230,137	155,534
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	191,437	153,237
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	38,700	2,297
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	230,137	155,534

Weighted average number of ordinary shares for basic earnings per share (‘000)	105,825	108,678
Potential incremental shares as a result of share options (‘000)	118	191
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	105,943	108,869

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	1.80	1.41
- EPS from discontinuing operations attributable to owners of the Company	0.37	0.02
- EPS for the period attributable to owners of the Company	2.17	1.43
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	1.80	1.41
- EPS from discontinuing operations attributable to owners of the Company	0.37	0.02
- EPS for the period attributable to owners of the Company	2.17	1.43

11.  INTANGIBLE ASSETS

During the three months ended March 31, 2011, excluding discontinued operations, Millicom acquired intangible assets of $1.5 million (March 31, 2010: $6.9 million).

The charge for amortization of intangible assets for the three months ended March 31, 2011 was $35 million (March 31, 2010: $24 million).

12.  PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2011, excluding discontinued operations, Millicom acquired property, plant and equipment with a cost of $84 million (March 31, 2010: $92 million). The charge for depreciation on property, plant and equipment for the three months ended March 31, 2011 was $143 million (March 31, 2010: $143 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	83,670	91,608
Increase (decrease) in suppliers advances	999	(9,770)
Decrease in payables for property, plant and equipment	57,093	35,153
Increase in vendor financing and finance leases	(4,069)	(14,379)
Cash used for the purchase of property, plant and equipment	137,693	102,612

13.  INVESTMENTS IN ASSOCIATES

As part of the tower transaction in Ghana (see note 5), Millicom received shares in Helios Towers Ghana for a net value of $18 million. These shares represent 40% holdings in Helios Towers Ghana and have been classified as investments in associates.

14.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

2008

Long term incentive awards for 2008 (“2008 LTIPs”) were approved by the Board on December 4, 2007. The awards consisted of a performance share plan and a matching share award plan. Shares granted under the performance share plan vest at the end of a three year period, subject to a performance condition related to Millicom’s “earnings per share” (“EPS”). The achievement of a certain level of this condition, measured at the end of the three year period, results in the vesting of a specific percentage of shares to each employee in the plan.

The matching share award plan requires employees to invest in shares of the Company in order to be eligible for matching shares. Shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of a peer group of companies during the three-year period of the plan. A fair value per share was determined and applied to the total potential number of matching shares and was expensed over the vesting period.

In the three month period to March 31, 2011, no shares were issued under either the 2008 performance share plan or the matching share plan.

The total charge for the 2008 LTIPs of $25 million was recorded over the service period (2008 to 2010) including $20 million in 2010 when conditions connected to the plan previously not expected to be met, were fulfilled.

2009

Long term incentive awards for 2009 (“2009 LTIPs”) were approved by the Board on June 16, 2009. The 2009 LTIP’s consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred plan are based on past performance and vest 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

Shares granted under the performance plan vest at the end of a three year period, 50% subject to a market condition that is based on the TSR of Millicom compared to the TSR of a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of shares under the plan, to be expensed over the vesting period.

In the three month period to March 31, 2011, no shares were issued under the 2009 performance share plan and 22,465 shares issued under the deferred share plan.

The total charge for the 2009 LTIPs was estimated at $10 million, to be recorded over the service periods (2009 to 2011).

2010

Long term incentive awards for 2010 (“2010 LTIPs”) were approved by the Board on November 27, 2009. The 2010 LTIP’s consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

In the three month period to March 31, 2011, no shares were issued under the 2010 performance share plan and 24,226 shares issued under the deferred share plan.

The total charge for the 2010 LTIPs was estimated at $15 million, to be recorded over the service period (2010 to 2012).

2011

Long term incentive awards for 2011 (“2011 LTIPs”) were approved by the Board on February 1, 2011. The 2011 LTIP’s consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

Shares granted under the performance plan vest at the end of the three year period, 50% subject to a market condition that is based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies (“Adjusted Global Telecoms Index”), and 50% subject to a performance condition, based on EPS.

The total charge for the 2011 LTIPs was estimated at $18 million, to be recorded over the service period (2011 to 2013).

(b) Total share-based compensation expense

Total share-based compensation for the three months ended March 31, 2011 and 2010 was as follows:

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	—	4
2008 LTIP	—	550
2009 LTIP	(425)	879
2010 LTIP	1,989	1,605
2011 LTIP	1,937	—
Total share-based compensation expense	3,501	3,038

15.  DEBT AND OTHER FINANCING

8% Senior Notes

On September 23, 2010, Telemovil Finance Co. Ltd., a fully owned subsidiary of Millicom in the Cayman Islands issued $450 million aggregate principal amount of 8% Senior Unsecured Guaranteed Notes (the “8% Senior Notes”) due on October 1, 2017. The 8% Senior Notes were issued for $444 million representing 98.68% of the aggregate principal amount. Distribution and other transaction fees of $9 million reduced the total proceeds from issuance to $435 million. The 8% Senior Notes have an 8% per annum coupon with an 8.25% yield and are payable semi-annually in arrears on April 1 and October 1. The effective interest rate is 8.76%.

The 8% Senior Notes are general unsecured obligations of Telemovil Finance Co. Ltd and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 8% Senior Notes are guaranteed by Telemovil El Salvador, S.A., a Millicom subsidiary.

Telemovil Finance Co. Ltd has options to partially or fully redeem the 8% Senior Notes as follows:

(i)                                     Full or partial redemption at any time prior to October 1, 2014 for 100% of the principal to be redeemed, or the present value of the remaining scheduled payments of principal to be redeemed and interest, whichever is higher.

(ii)           Full or partial redemption at any time on or after October 1, 2014 for the following percentage of principal to be redeemed, plus accrued and unpaid interest and all other amounts due, if any:

October 1, 2014	104%
October 1, 2015	102%
October 1, 2016	100%

(iii)          Redemption of up to 35% of the original principal of the 8% Senior Notes if, prior to October 1, 2013, Telemovil El Salvador receives proceeds from issuance of shares, at a repurchase price of 108% of the principal amount to be redeemed plus accrued and unpaid interest and all other amounts due, if any, on the redeemed notes.

If either Millicom, Telemovil Finance Co. Ltd or Telemovil El Salvador, S.A. experience a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require repurchase of its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at March 31, 2011	As at December 31, 2010
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	587,718	555,464
One-two years	324,851	377,162
Two-three years	236,330	261,045
Three-four years	322,996	311,412
Four-five years	235,953	226,998
After five years	630,492	619,955
Total debt	2,338,340	2,352,036

As at March 31, 2011, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $1,365 million (December 31, 2010: $1,380 million). The assets pledged by the Group for these debts and financings amount to $393 million (December 31, 2010: $411 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the bank guarantees and the remaining terms of the guarantees as at March 31, 2011 and December 31, 2010. Amounts outstanding for supplier guarantees at March 31, 2011 were between 1 and 3 years for outstanding exposure of $18.7 million (maximum exposure $18.7 million). Amounts issued to cover bank guarantees are recorded in the consolidated statements of financial position under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at March 31, 2011		As at December 31, 2010
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	4,816	18,590	—	6,200
1-3 years	335,486	448,545	360,084	472,231
3-5 years	239,026	313,427	220,079	293,424
More than 5 years	182,907	265,710	182,165	265,710
Total (ii)	762,235	1,046,272	762,328	1,037,565

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

(ii)                              Including discontinued operations as at December 31, 2010.

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the three months ended March 31, 2011 and 2010.

	Three months ended March 31, 2011	Three months ended March 31, 2010
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ 000
Investing activities
Disposal of property, plant and equipment	1,934	—
Acquisition of property, plant and equipment	(4,069)	(14,379)
Asset retirement obligation	(657)	(1,087)
Financing activities
Share-based compensation	3,501	3,038
Sale and lease back agreements (see note 5)	5,639	—
Vendor financing and other finance leases	4,069	14,379

17.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Central America, South America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewal and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at March 31, 2011, the total amount of claims against Millicom’s operations was $142 million (December 31, 2010: $143 million), of which $1 million (December 31, 2010: $6 million) relate to joint ventures. As at March 31, 2011, $11 million (December 31, 2010: $9 million) has been provided for these risks in the consolidated statements of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in the Republic of Senegal has been challenged by the Senegalese authorities. Sentel continues to provide telephony services to its customers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instituted court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. In February 2011, the ICSID has scheduled a hearing on the merits of the case to begin in November 2011.

Capital commitments

As at March 31, 2011, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $264 million (December 31, 2010: $207 million), of which $235 million (December 31, 2010: $200 million) are due within one year and $50 million (December 31, 2010: $19 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $313 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at March 31, 2011 was $1 million (December 31, 2010: $1 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions. As at March 31, 2011, $73 million (December 31, 2010: $60 million) of Millicom’s retained profits represent statutory reserves and are undistributable to owners of the Company.

Foreign currency forward and swaps contracts

As at March 31, 2011, the Group held foreign currency forward and swaps contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $84 million (December 31, 2010: $84 million) of which $41 million maturing in July 2012 and the remaining maturing in July 2013. Losses from the forward and swap contracts amounted to $1 million for the three month period to March 31, 2011 (March 31, 2010: $6 million) (see note 8).

Interest rate swap agreements

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income.

In October 2010 Millicom entered into separate interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017. The swaps were assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income. As at March 31, 2011 the fair values of the interest rate hedges amounted to liabilities of $1 million and the hedges were assessed as highly effective.

18.  SUBSEQUENT EVENTS

On February 9, 2011, Millicom announced that the Board of Directors may return a further amount of up to USD 300 million to shareholders through another share buyback program by the end of May 2011. On April 19, 2011 Millicom announced that the share buyback program will be increased to $800 million for the full year 2011.

On April 19, 2011 Millicom announced that it intends to consolidate the listing of its shares onto one single exchange, NASDAQ OMX Stockholm. The Company will maintain the current listing of its shares as Swedish Depository Receipts (“SDRs”) on NASDAQ OMX Stockholm, which will become Millicom’s primary listing. Millicom, therefore, intends to voluntarily delist its ordinary shares from NASDAQ in the United States.

Millicom has notified NASDAQ of its intention to delist and currently anticipates that it will file a Form 25 relating to the delisting of its ordinary shares with the U.S. Securities and Exchange Commission on or around May 20, 2011. As a result, Millicom expects that the last day of trading of its ordinary shares on NASDAQ in the U.S. will be no earlier than May 27, 2011.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IAS 34.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in emerging markets. We also operate combinations of fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider focused on prepaid services using mass market distribution methods and strong branding, has enabled us to continue to pursue growth while delivering operating profitability.

As at March 31, 2011, Millicom had operations in 15 countries focusing on emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; and in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa. Sale of Millicom’s mobile operation in Laos in Asia was completed during March 2011.

As at March 31, 2011, the countries where we had mobile operations had a combined population of approximately 260 million. This means that 260 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 39.8 million as at March 31, 2011.

Most of our markets are attractive due to their relatively low degree of utilization of fixed and mobile telephony services as compared to more developed markets. We believe there is opportunity for further growth in the markets because our services are essential for communication, information and solutions in the markets in which we operate, and therefore we believe that the percentage of GDP spent on the services we offer will continue to grow in our markets. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than in the past. However, Millicom believes that the potential of these territories is still attractive as the growth potential from value added services (“VAS”) is significant. VAS accounts for more than 25% of our recurring revenues and has been growing by more than 30% year-on-year.

Operating Results

The discussion below focuses on the results from continuing operations.

Three months ended March 31, 2011 and 2010

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

	Three months ended March 31,		Impact on comparative results for period
	2011	2010	Amount of	Percent
	(Unaudited)	(Unaudited)	variation	change
	(in US$ ‘000, except percentages)
Revenues	1,081,418	905,031	176,387	19%
Cost of sales	(364,769)	(317,304)	(47,465)	15%
Sales and marketing	(194,360)	(167,237)	(27,123)	16%
General and administrative expenses	(193,582)	(165,210)	(28,372)	17%
Other operating expenses	(18,077)	(17,173)	(904)	5%
Operating profit	310,630	238,107	72,523	30%
Interest expense	(49,059)	(43,154)	(5,905)	14%
Interest income	4,422	2,308	2,114	92%
Other non operating income (expense), net	15,421	4,877	10,544	216%
Charge for taxes	(81,982)	(60,171)	(21,811)	36%
Profit for the period from continuing operations	199,432	141,967	57,465	40%
Profit (loss) for the period from discontinued operations, net of tax	39,465	3,100	36,365	1173%
Non-controlling interests	(8,760)	10,467	(19,227)	-184%
Net profit for the period attributable to owners of the Company	230,137	155,534	74,603	48%

We derive our revenues mainly from the provision of communication, entertainment, solutions and information services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services, broadband internet, fixed line telephony, VOIP, data transmission, cable television and other services and equipment sales.

In addition, innovation is a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the course of the first three months of 2011, we continued to have a significant contribution to our recurring revenues from value added services (“VAS”), which were 25% of recurring revenues and grew by more than 30% year-on-year. We expect innovation to continue to be an important driver of growth in the years ahead.

Total revenues increased by 19% for the three months ended March 31, 2011 to $1,081 million from $905 million for the three months ended March 31, 2010. The growth in revenue is partly impacted by the growth in the number of customers and by positive foreign exchange movements. In local currency our year-on-year revenue growth for the 3 months ending March 31, 2011 was 13%. The number of our mobile customers as at March 31, 2011 and 2010 was as follows:

Mobile customers	March 31, 2011	March 31, 2010	Growth
Central America	13,816,582	13,221,362	5%
South America	10,434,613	9,026,688	16%
Africa	15,512,178	12,845,885	21%
Total	39,763,373	35,093,935	13%

From March 31, 2010 to March 31, 2011, our worldwide total mobile customer base increased by 13% from 35.1 million to 39.8 million. Our mobile attributable customer base increased to 36.6 million customers at March 31, 2011 from 32.4 million at March 31, 2010, an increase of 13%.

Capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Strengthening of the distribution network also helped drive customer growth and make the products more accessible. We are further improving accessibility and availability of our products and services in our markets by continuing to drive down the entry price for our services and by using innovative distribution channels and techniques. Future customer growth is partly dependent on the level of capital expenditure invested in the business; on increased points of sale and on innovative product, service offerings and continued focus on a competitive value proposition.

In Central America, in the first three months of 2011, Millicom added 332 thousand net new customers, bringing the total at the end of the quarter to 13.8 million, up 5% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. As at March 31, 2011 we had approximately 973 thousand 3G customers across the region. Guatemala grew its customer base by 18% year-on-year while El Salvador and Honduras declined respectively by 1% and 8% year-on-year.

In South America, customers increased 16% year-on-year to reach 10.4 million at the end of March 2011. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 20% to 2.5 million. In Colombia, during the three month period, we added 148 thousand net new customers, contributing to a year-on-year increase of 16%, and in Paraguay we added 50 thousand new customers, resulting in a year-on year increase of 12%. By March 31, 2011 we had over 954 thousand 3G customers across the region.

In Africa, customers increased by 21% year-on-year and 547 thousand net new customers were added in the first three months of 2011, bringing the total at the end of March to 15.5 million. Revenues continue to be impacted by market price reductions that were introduced in the second half of last year. Nevertheless, we increased our market share further across the region. The best performing markets in terms of customer growth were Rwanda which grew by 398% year-on-year, Chad, which grew by 37%, and DRC, which grew by 34%. In Ghana and Tanzania, the customer base increased by 15% year-on-year; in Senegal it increased by 6% year-on-year, despite the ongoing arbitration process which means that we have only been investing the minimum to alleviate capacity constraints in recent quarters. In Rwanda, slightly over two years since launch, our business continues to grow and we have reached 570 thousand customers as at the end of March 2011.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities. We value sustainable revenue growth over net customer additions and we are focusing on 3G data and VAS customers who, on average, produce a higher additional ARPU than 2G voice only customers as we no longer see a correlation between growth in customer numbers and future revenue growth.

Revenues: Revenues for the three months ended March 31, 2011 and 2010 by operating segment were as follows:

Revenues	2011	2010	Growth
	(in US$ ‘000’)
Central America	454,878	375,663	21%
South America	387,340	312,303	24%
Africa	239,200	217,065	10%
Total	1,081,418	905,031	19%

Central America - Revenues for the three months ended March 31, 2011 were $455 million, up 21% year-on-year and reflecting a shift in our customer base to higher value customers and tailored packages to meet their needs. As at March 31, 2011 our cable and broadband business in Central America had approximately 682 thousand revenue generating units, up 6% year-on-year. Broadband customer growth continued to be strong.

In local currency revenues for Central America overall were increased by 5% year-on-year. Guatemala and Honduras maintained their strong recent performance and El Salvador continued its improving revenue trend. Overall, ARPU growth turned positive during the quarter as a growing appetite for 3G and other non-voice services mitigated the impact of external factors. As at March 31, 2011 we had approximately 973 thousand 3G customers across the region.

South America - Revenues in South America for the three months ended March 31, 2011 amounted to $387 million, up 24% year-on-year as we continue to benefit from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso.

Revenue growth in local currency continued its trend of recent quarters increasing by between 5% and 20% in our three markets.  We now have over 950 thousand users of 3G services in South America and growth is partly attributable to our packaging and targeting bundled services to suit our customer segments. ARPU was up 3% year-on-year in local currency, driven by a strong performance in 3G and other VAS.  Our 3G customers in South America now represent over 9% of our regional customer base.

Africa -   Revenues in Africa were up 10% year-on-year to $239 million. Growth in Tanzania and Senegal continued to be very strong, despite increased competitor activity. ARPU for Africa in local currency was down only 6% year-on-year, an encouraging performance in light of our continued strong customer growth. Results from operations in Africa were impacted by new tariffs, taxes and regulatory charges in Ghana, Rwanda and Senegal, VAS revenues increased by 34% year-on-year and now account for 10% of the regions recurring revenues.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increase and VAS revenues.

As described above, innovation is a major focus of the Group as we grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead. We have now, successfully, launched our money transfer facility “Tigo Cash” in several markets. These new products may have a slightly dilutive impact on margins in the short term.

Cost of sales: Cost of sales increased by 15% for the three months ended March 31, 2011 to $365 million from $317 million for the three months ended March 31, 2010. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the continuing capital expenditures on our networks. Gross profit margin increased slightly from 65% for the three months ended March 31, 2010 to 66% for the three months ended March 31, 2011.

Future gross margin percentages will be mostly affected by interconnect taxes and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin as we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses increased by 16% for the three months ended March 31, 2011 to $194 million from $167 million for the three months ended March 31, 2010. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, staff costs and subsidies. As a percentage of revenues, sales and marketing expenses remained stable for both the three months ended March 31, 2011 and March 31, 2010.

Future sales and marketing costs will be impacted by the expansion of the distribution network and launch of further innovative products and services which requires higher spending on awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits. We expect to increase subsidies on 3G handsets and datacards as we are pleased with the results and returns so far and we see attractive opportunities in the future.

General and administrative expenses: General and administrative expenses increased by 17% for the three months ended March 31, 2011 to $194 million from $165 million for the  three months ended March 31, 2010. This increase is mainly explained by expansion of networks, as well as products and services in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses remained stable at 18% for both the three months ended March 31, 2011 and 2010.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

In addition, in 2010, Millicom’s operations in Ghana, Tanzania and the DRC signed sale and lease-back agreements for most of their towers (see notes 5 and 13). These agreements demonstrate implementation of Millicom’s strategy of improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in some other countries where we operate and we feel we can benefit from the same efficiencies as in these countries. These transactions will increase EBITDA margins in the countries where they took place.

Other operating expenses: Other operating expenses increased by 5% for the three months ended March 31, 2011 to $18 million. The costs related to the corporate staff and other group support functions increased, and the necessity to oversee and support the growth in the operating companies contributed to the increase in other operating expenses from the three months ended March 31, 2010.

Operating profit:  Operating profit for the three months ended March 31, 2011 and 2010 by operating segment was as follows:

Operating profit	2011	2010	Growth
	(in US$ ‘000’)
Central America	172,919	154,633	12%
South America	109,896	72,869	51%
Africa	49,818	28,672	74%
Unallocated	(22,003)	(18,067)	22%
Total	310,630	238,107	30%

Operating profit margin	2011	2010	Change in % points
Central America	38%	41%	(3)
South America	28%	23%	5
Africa	21%	13%	8
Total	29%	26%	3

The operating margin in Central America declined to 38% of revenues as we increased subsidies to support data growth. In South America, we were able to improve our operating margins by 5 percentage points mainly due to the improving performance of our Colombian operations. Operating margin for our South America operating segment overall increased from 23% for the three months ended March 31, 2010 to 28% for the three months ended March 31, 2011. In Africa, despite increasing depreciation charges from Millicom’s high capital expenditure in the region as we aggressively roll out our triple “A” operating strategy, we were able to increase the operating margin of the African segment from 13% for the three months ended March 31, 2010 to 21% for the three months ended March 31, 2011.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also impact negatively our profits.

Interest expense: Interest expense for the three months ended March 31, 2011 amounted to $49 million, an increase of 14% from the three months ended March 31, 2010. This increase was mainly due to higher average interest rates in the first three months of 2011 compared to the same period last year.

Interest income: Interest income for the three months ended March 31, 2011 increased to $4 million from $2 million for the three months ended March 31, 2010.

Other non operating income, net: Other non operating income, net for the three months ended March 31, 2011 amounted to $15 million, an increase from $5 million for the three months ended March 31, 2010. The balance for the three months ended March 31, 2011was the sum of exchange gains of $17 million, a negative fair value adjustment of $1million on derivative instruments in our operation in Colombia and the loss from associates. The amount for the three months ended March 31, 2010 comprised net exchange gains of $11 and a negative fair value adjustment of $6 million on derivative instruments in our operation in Colombia million.

Charge for taxes: The net tax charge for the three months ended March 31, 2011 increased to $82 million from $60 million for the three months ended March 31, 2010. This was due to a one-off tax of $14 million in Colombia and withholding tax on dividends paid by the operations during the first three months of 2011, as a result of increased upstreaming of funds over 2010. The effective tax rate decreased from 30% for the three months ended March 31, 2010 to 29% for the three months ended March 31, 2011.

In the future, as the business of the operating companies grows, management fees and brand fees charged by Millicom to the operating companies are expected to increase. In addition, as the Group’s profit before tax increases, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by Guatemala which is taxed on revenues rather than profit before tax. Such situations could change and these operating companies could be taxed on profits before tax in future years. This would impact the Group effective tax rate.

Net profit for the period attributable to owners of the company: The net profit for the three months ended March 31, 2011was $230 million compared to a net profit of $156 million for the three months ended March 31, 2010. Profit from continuing operations increased to $199 million for the three months ended March 31, 2011 from $142 million for the three months ended March 31, 2010. The profit from discontinued operations for the three months ended March 31, 2011 was $39 million compared to a profit of $3 million for the same period last year, reflecting the $37 million gain on sale of our Laos operation.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ reporting currency and such fluctuations may have a material effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$. In addition, exchange rates are impacting Millicom’s earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not available under commercially acceptable terms. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the three months ended March 31, 2011, we had a net exchange gain of $15 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the three months ended March 31, 2011, we upstreamed $305 million from 5 of the 15 countries in which we operate, compared with $246 million during the comparative period in 2010. This upstreamed cash will be used to finance dividend distributions and the share buy-back program and for further investment.

Cash flows

For the three months ended March 31, 2011, cash provided by operating activities was $328 million, compared to $304 million for the three months ended March 31, 2010. The increase is mainly the result of cost controls and revenue growth through favorable product mix offered to an increased base of customers.

Cash used by investing activities was $142 million for the three months ended March 31, 2011, compared to $117 million for the three months ended March 31, 2010. In the three months ended March 31, 2011 Millicom used cash to purchase $138 million of property, plant and equipment compared to $103 million for the same period in 2010.

Financing activities used total cash of $45 million for the three months ended March 31, 2011, compared to a use of cash of $171 million for the same period in 2010. In the three months ended March 31, 2011 Millicom repaid debt of $180 million while raising funds of $134 million through new financing.

The net cash inflow for the three months ended March 31, 2011 was $197 million compared to an inflow of $20 million for the three months ended March 31, 2010. Millicom had closing cash and cash equivalents balances of $1,221 million as at March 31, 2011 compared to $1,531 million as at March 31, 2010.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the three months ended March 31,
	2011	2010
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	26,090	32,583
South America	28,286	22,428
Africa	30,427	43,336
Unallocated	335	164
Total	85,138	98,511

The main capital expenditures related to the expansion of areas covered quality and capacity of existing networks.

Corporate and other debt and financing

As at March 31, 2011 we had total consolidated outstanding debt and other financing of $2,338 million (December 31, 2010: $2,352 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,365 million (December 31, 2010: $1,380 million).

Commitments

As at March 31, 2011, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $264 million (December 31, 2010: $207 million) of which $235 million (December 31, 2010: $200 million) are due within one year.

Guarantees

As at March 31, 2011, outstanding guarantees amounted to $762 million (December 31, 2010: $762 million).

Subsequent events

On February 9, 2011, Millicom announced that the Board of Directors may return a further amount of up to USD 300 million to shareholders through another share buyback program by the end of May 2011. On April 19, 2011 Millicom announced that the share buyback program will be increased to $800 million for the full year 2011.

On April 19, 2011 Millicom announced that it intends to consolidate the listing of its shares onto one single exchange, NASDAQ OMX Stockholm. The Company will maintain the current listing of its shares as Swedish Depository Receipts (“SDRs”) on NASDAQ OMX Stockholm, which will become Millicom’s primary listing. Millicom, therefore, intends to voluntarily delist its ordinary shares from NASDAQ in the United States.

Millicom has notified NASDAQ of its intention to delist and currently anticipates that it will file a Form 25 relating to the delisting of its ordinary shares with the U.S. Securities and Exchange Commission on or around May 20, 2011. As a result, Millicom expects that the last day of trading of its ordinary shares on NASDAQ in the U.S. will be no earlier than May 27, 2011.